SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

For the Coupon Period ending November 19, 1999

               Westpac Securitisation Management Pty Limited
              (Translation of registrant's name into English)

                Level 4, 60 Martin Place, Sydney, NSW 2000,
                      Australia (Address of principal
                             executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X       Form 40-F
                                    ---                   ----
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No     X
                               ----                 ----
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-------------------.






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               NOTEHOLDERS REPORT - SERIES 1999-1G WST TRUST


Date of Report - Determination Date                           15-Nov-99

Housing Loan Collection Period                                10-Aug-99                    to                        09-Nov-99
                                                             (inclusive)                                            (inclusive)

Days in Collection Period                                         92

Coupon Period                                                 19-Aug-99                    to                        19-Nov-99
                                                             (inclusive)                                            (exclusive)

Days in Coupon Period                                             92

3 month BBSW at beginning of coupon period                     4.9167%              3 month USD-LIBOR                 5.47750%

Foreign Exchange Rate                                           0.6550
SUMMARY PAGE

Available Income                                                  18,205,082.57
Total Available Funds                                             18,611,211.75
Accrued Interest Adjustment                                                0.00
Redraws Made This Period                                          26,112,954.94
Redraw Shortfall                                                           0.00
Redraw Facility Draw                                                       0.00
RFS Issued This Period                                                     0.00
Trust Expenses                                                       911,358.65
Total Payments                                                    18,611,211.75
Payment Shortfall                                                    406,129.18
Principal Draw This Period                                           406,129.18
Total Principal Draws Outstanding                                  3,147,930.76
Gross Principal Collections                                      112,140,847.29
Principal Collections                                             86,027,892.35
Excess Available Income                                                    0.00
Excess Collections Distribution                                            0.00
Liquidity Shortfall                                                        0.00
Liquidity Net Draw / (Repayment) this period                               0.00
Remaining Liquidity Shortfall                                              0.00
Liquidation Loss                                                           0.00
Principal Charge Offs                                                      0.00
Prepayment Benefit Shortfall                                          84,600.95
Average Daily Balance for Qtr                                     1,230,433,072
Subordinated Percentage                                                 2.5831%
Initial Subordinated Percentage                                         2.4400%
Average Quarterly Percentage                                            0.0000%
                                                                                Coupon/100,000/
                 Reuters Information                          Principal/100,000                  10,000
                                Class A          0.00                6,344.8642            1,336.2666 usd
                                Class B          0.00                    0.0000              139.8072 aud
                                                                                                                     Carryover

Stated Amount - AUD Equivalent                                Percentage        Forex Percentage                     Chargeoffs
                     Class A    1,157,210,341.15                 97.41692%          1.00000
                     Class B       33,750,000.00                  2.58308%
                     RFS                    0.00                                    0.00000

                 TOTAL          1,190,960,341.15                100.00000%        100.00000%

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Stated Amount - USD                                                             Bond Factor
                     Class A            757,972,773.45                                           0.8575323
                     Class B             22,106,250.00                                           1.0000000
           RFS                                   0.00

                 TOTAL                  780,079.023.45                                           0.8610084



                                            $A

Scheduled principal                         9,829,300
Unscheduled principal                      76,198,592
                                       ---------------
Principal Collections                      86,027,892
                                       ---------------

Fixed Interest Rate Housing Loan        290,083,575
Variable Rate Housing Loans             897,728,835
                                       ---------------
                                      1,187,812,410

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                                  WST99-1G
                           DELINQUENCY STATISTICS

    Collection Period Ended:        14th November, 1999


                    Number          Current Balance               Instalment            % by               % by
                    of Loans                                      Amount                Number             Balance
                                                                  (A$)
====================================================================================================================
    Current           9,260           $952,852,626                 7,038,482             80.51%             80.22%

    1-29              2,143           $222,359,721                 1,648,084             18.63%             18.72%
    Days

    30-59                70             $8,922,388                    62,216              0.61%              0.75%
    Days

    60-89                18             $2,220,593                     2,334               0.16%             0.19%
    Days

    90-119                5               $763,913                     1,904               0.04%             0.06%
    Days

    120-149               4               $547,555                     3,677               0.03%             0.05%
    Days

    180+ days             1               $145,614                       958                0.01%             0.01%
---------------------------------------------------------------------------------------------------------------------------
    Total            11,501       $1,187,812,410.3                 8,757,655              100.00%           100.00%
                                  9
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                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1999-1G WST Trust, by the undersigned, thereunto duly authorized.


                                         Westpac Securitisation Management
                                         Pty Limited, as Trust Manager
                                         for the Series 1999-1G WST Trust,
                                         (Registrant)



Dated: November 19, 1999                  By:/s/ Lewis E. Love Jr.
                                          ------------------------------------
                                          Name:  Lewis E. Jr.
                                          Title: Senior Vice President



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